SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 14D-1


                       (Amendment No. 49)


                     Tender Offer Statement
(Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


               Kansas City Power & Light Company
                   (Name of Subject Company)

                    Western Resources, Inc.
                            (Bidder)

                Common Stock, Without Par Value
                 (Title of Class of Securities)

                            48513410
             (CUSIP Number of Class of Securities)

                       John K. Rosenberg
          Executive Vice President and General Counsel
                    Western Resources, Inc.
                       818 Kansas Avenue
                      Topeka, Kansas 66612
                     Phone:  (913) 575-6300

       (Name, Address, including Zip Code, and Telephone
       Number, including Area Code, of Agent for Service)



                           Copies to:

                        Neil T. Anderson
                      Sullivan & Cromwell
                        125 Broad Street
                    New York, New York 10004
                         (212) 558-4000

                        William S. Lamb
             LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                      125 West 55th Street
                    New York, New York 10019
                         (212) 424-8000



This Amendment No.49 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on July 8, 1996 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated July 3, 1996, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(130)  Advertisement issued on October 28, 1996.
(a)(131)  Presentation made at Edison Electronic Institute beginning
            October 28, 1996.
(a)(132)  Third Quarter Financial Update for Western Resources, Inc.
            distributed on or about October 28, 1996.


                          SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        WESTERN RESOURCES, INC.

Date     October 28, 1996                    By   /s/ JERRY D. COURINGTON
                                                Jerry D. Courington,
                                                Controller

                        INDEX TO EXHIBITS


                                                                  Sequentially
                                                                    Numbered
Exhibit No.                     Description                           Pages

(a)(130)                Advertisement issued on October 28, 1996        1
(a)(131)                Presentation made at the Edison Electric        37
                        Institute beginning October 28, 1996.
(a)(132)                Third Quarter Financial Update for Western      8
                        Resources Inc. distributed on or about
                        October 28, 1996.



                                                   Exhibit No. (a)(130)

The following advertisement was issued on October 28, 1996:


THANK YOU KCPL SHAREOWNERS

27 MILLION KCPL SHARES ALREADY TENDERED.

What does this mean to you?

1. This means by tendering nearly 44 percent of all KCPL shares to Western Resources so far, KCPL shareowners are calling on the board to make this a friendly merger now. We believe the KCPL board should hear what so many shareowners are saying.

2. This means you have nothing to lose by tendering your KCPL shares to Western Resources and everything to gain. We will serve as the "safety deposit box" for your shares until we are ready to buy your shares in 1997. Until then, we can arrange for you to get your shares back quickly if you need them for any reason. All KCPL dividends will continue to come to you.  Voting rights remain yours.

3. This means when you tender your KCPL shares that it can help us create a stronger company with greater value for you-short term and long term.

We are extending our expiration date to November 15, 1996, to give all KCPL shareowners the opportunity to tell the KCPL board that they support the Western Resources' offer* of $31 and a projected $2.00-$2.35 dividend per KCPL share.

To tender your shares by November 15, 1996, call your broker or call toll-free 1-800-223-2064.

[logo]
Western Resources

* Dividend per KCPL share is based upon Western Resources' projected annual dividend rate of $2.14 per share of Western Resources common stock in the first year after the merger and the exchange ratio in Western Resources' offer. Price per KCPL share (payable in Western Resources common stock) assumes that Western Resources' average share price is between $28.18 and $33.23 at the time of closing. Western Resources' exchange of KCPL shares pursuant to its offer is subject to certain conditions which Western Resources anticipates will be satisfied by the end of 1997.

This advertisement is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.
<page1>
                                                Exhibit No. (a)(131)

Presentation made at the Edison Electric Institute beginning October 28, 1996:

Page 1

Western Resources
The Company
The Vision
The Plan

Page 2

Overview

*     Who is Western Resources?
*     Western Resources' Strategic Plan
            - Core Business
            - National Branded Business
            - International Power Development
*     Why Does WR/KCPL  Merger Make Sense?

Page 3

Who is Western Resources?

"Western Resources will be the leading provider of energy and energy-related services for homes and businesses."

Page 4

Who we are

Opportunity
70-years old, $6 billion in assets, 1.2 million customers . . . and that's just the beginning.

"A wise man will make more opportunities than he finds."-Francis Bacon

"We will increase our customer base through new products and services that will make our customers' lives a little easier."-Western Resources

History

*     1924: Company founded under the name The Kansas Power and Light Company

*     1980: Profile -- The Kansas Power and Light Company:
            - 400,000 customers
            - Less than $1 billion total assets
            - Less than $300 million in market value
            - $49 million earnings
*     1983: Bought Gas Service Company for $70+ million
*     1988: Began Rangeline (now Westar Energy) Gas Marketing
*     1992: Merged with Kansas Gas & Electric to create Western Resources
*     1992: Launched Astra Resources
*     1993: Sold 40% of Gas Service for $400+ million
*     1995: Acquired Mobilfone Security and CSI to start Westar Security
*     1996: Acquired The Wing Group

Today's Western Resources

*     650,000 natural gas customers in Kansas and Oklahoma
*     600,000 electric customers in Kansas
*     More than $6 billion in assets
*     Market value of $1.9 billion
*     Earnings of $183 million, 12-months-ended 9/30/96

Financial Statistics

*     Market price at 10/22/96 = $29.50
            52-week high/low $34.875 - $28
*     Dividends:
            - 1996 indicated annual dividend = $2.06
            - Paid every year since 1924
            - Increased every year for the last 20 years
*     Current yield = 7.0%
*     Bond ratings of A- and A3

Where we are going

Page 10

Vision
Western Resources will be the leading provider of energy and energy-related services for homes and businesses.

"Progress is impossible without change."-George Bernard Shaw

"In this new era, maintaining the status quo is one of the riskiest strategies we could pursue."-Western Resources

Page 11

Our Strategic Plan for Growth

*     Maintain a strong core utility business
*     Build a branded national presence
*     Become a leader in the international energy business

Strategic Priority: Strong Core Business

Characteristics:
*     Low-cost producer of energy
*     Strong brand identity
*     Superior customer satisfaction levels
Opportunities:
*     Increase product offerings to consumers
*     Lower costs through reorganization
Investment Strategies :
*     Business will generate cash flow to fund growth businesses
*     Acquisition opportunities include KCPL

Strategic Priority: Branded National Presence

Characteristics:
*     No utility has more than 4% of market
*     WR has 1% of market; critical mass goal is 5-10 million customers, or
            5%-10% of market
*     Electric utilities may not yet sell outside franchises, except to other utilities and municipalities
*     Federal and state legislative changes will likely allow utilities to compete for customers similar to AT&T, MCI, and Sprint

Strategic Priority: Branded National Presence

Opportunities:
*     Find a product with characteristics similar to electricity or natural gas that may be sold nationwide today. . . security
*     Sell products (electricity, natural gas, & security) under umbrella of brand names, similar to General Motors -- i.e. Oldsmobile, Chevrolet, Saturn, etc.
*     Today WR markets under Westar, KPL, KGE, and soon to market under the resurrected Gas Service name

Strategic Priority: Branded National Presence

Investment Strategies:
*     Income opportunities will reside with end-user consumers and low-cost generation
*     One opportunity is ADT
            - 7% market share
            - 20%+ market share of top 100 security providers
            - Only 20% of market penetrated

Strategic Priority: Leader in the International Energy Business

Characteristics:
*     Much of the growth in generating facilities and energy consumption during the next 20 years will take place outside the U.S.
*     Most of the growth will occur in developing nations, like China
*     Foreign countries are privatizing generation now; eventually distribution will follow

Strategic Priority: Leader in the International Energy Business

Opportunities:
*     Develop relationships with central governments
*     Find local partners; seek third-party financial partners
*     Receive carried interest for structuring expertise and obtain opportunity for equity investment as appropriate
*     Position involvement with an eye toward eventual distribution privatization

Strategic Priority: Leader in the International Energy Business

Investment Strategies:
*     Those who build infrastructure will be best-positioned to serve end users eventually
*     Acquisition opportunities include:
            - Wing-type developers
            - Existing plants
            - Greenfield projects

What we see

Page 20

Future
New opportunities for growth for aggressive, visionary companies.

"Vision is the art of seeing things invisible."-Jonathan Swift

"The future is going to run on energy."-Western Resources

Western Resources' Unregulated Businesses

Organizational Chart:

Western Resources
      - Westar Energy
      - Westar Security
      - The Wing Group
      - Westar Capital

Westar Energy

*     Began in 1988 as Rangeline Gas Marketing
*     Unregulated, full-service natural gas marketer, serving mostly large users -- industrial, commercial, and municipal
*     Profile:
            - Revenues of $193 million 12-months-ended 9/30/96
            - Currently serve 500 large customers
            - Recently won 8% of Wyoming Retail Option customers

Westar Energy
*     1996 - 2000
            - Continue to grow gas marketing presence
            - Participate in unregulated opportunities to gain customers
            - Leverage large wholesale power position

Page 24

Westar Energy
Westar Gas Marketing

CHART: Map of the United States which discloses the states in which Westar Gas Marketing conducts operations.

Page 25

Westar Energy
National Electric Marketing-
Retail Wheeling Possible Opportunities

CHART: Map of the United States which discloses the states in which Westar Energy National Electric Marketing has possible retail wheeling opportunities.

Page 26

Westar Energy
National Electric Marketing
Westar Resources Off-System Transactions

CHART: Map of the United States which discloses the states in which Western Resources has made Off-System Transactions.

Page 27

Westar Security

*     Acquired CSI, Mobilfone, Sentry, Safeguard and CMS within the last year
*     We serve 105,000 customers, making us the 10th largest security company, by estimated customer count, in the country
*     This growth further establishes the Westar name with a branded product identity

Page 28

Westar Security

CHART: Map of the United States which discloses the states in which Westar Security conducts operations.

Page 29

Westar Marketing Reach

CHART: Map of the United States which discloses the states in which Westar Marketing reaches.

Page 30

The Wing Group

*     Purchased in early 1996
*     Premier developer of power projects in the world
*     Signed an agreement with CPI in September, involving more than 2,000 MW generation
*     Closing on Turkey project, a 478 MW plant, in the fourth quarter
*     1996 - 2000
            - Focus on Asia and South America
            - Seek majority of capital from third parties

Page 31

International Power Development - The Wing Group

CHART: Map of the world which discloses the countries in which The Wing Group conducts operations.

Page 32

Westar Capital

*     Acquired a 34-million-share stake in ADT
            - Value of $650 million vs. cost of $500 million
*     Contract Compression
            - Acquired in 1992 for $20 million
            - Sold in 1995 to Hanover for $60 million in stock
            - Company plans to go public in 1997

Page 33

How KCPL fits in

Strategy
This merger will create one of the country's premier energy companies.

"Destiny is not a matter of chance, it is a matter of choice; it is not a thing to be waited for, it is a thing to be achieved."-Williams Jennings Bryan

"Competition is here, and we embrace it."-Western Resources

Western Resources / KCPL Merger

*     $31.00 vs. $23.875 per share (*)
*     $2.00 - $2.35 dividend (*)
            - At current pace (4 cents annually),  it will take KCPL 10 to 19 years to reach the same level
*     Western Resources has a business plan that differentiates our company from the majority of the industry
*     Solicitation fee program for brokers

(*)   Subject to exchange ratio of 0.933 - 1.100 Western Resources shares for each KCPL share. KCPL closing share price of $23.875 on the last trading day before announcement of initial Western Resources' offer. Dividend at closing based on 1998 post-merger annual dividend rate of $2.14 per Western Resources' share as projected in Western Resources' exchange offer and the exchange ratio. Western Resources' current indicated annual dividend is $2.06 per share.

What it will mean


Page 37

Achievement

A sure course for success.

"Success is about shaking convention to it roots."-Victor Hugo

"Our financial projections are sound and achievable."-Western Resources

Back page (no page number)

This booklet is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc., by Salomon Brothers, Inc. or at least one or more registered brokers or dealers licensed under the laws of such jurisdiction.
<page2>






























                                                Exhibit No. (a)(132)


The following Third Quarter Financial Update for Western Resources, Inc. will be distributed to the investment community on or about October 28, 1996:

COVER PAGE:

THIRD QUARTER
PERIOD ENDING SEPTEMBER 30, 1996

1996
FINANCIAL
UPDATE

IN THIS ISSUE

     Cooler than normal weather affects earnings.

     Exchange offer for KCPL Moves Forward.

     Rapid expansion of security business continues.

     Company adds to ADT investment.

     Westar Gas Marketing's reach broadens.

     Company enters markets in China and Turkey.


WESTERN RESOURCES
[LOGO]

INSIDE COVER FRONT PAGE:
FINANCIAL DATA AND RATIOS
For Twelve Months Ended September 30, 1996
(unaudited)
                                                  1996         1995
COMMON STOCK DATA:
     Average shares outstanding (000's)        63,385       61,874
     Earnings per share                         $2.62        $2.51
     Dividends declared per share               $2.06        $2.01
     Dividends payout ratio                       78%          80%
     Book value per share, end of period       $25.14       $24.51
     Closing market price, end of period      $29.125      $32.625
     Price range, twelve month period
          High                               $34.875      $33.375
          Low                                $28.000      $27.375
     Annualized dividend yield                   7.0%         6.2%
     Price/Earnings ratio                        11.1         13.0
     Return on average common equity            10.6%        10.5%
     Number of common shareholders             64,371       66,273
     Average daily volume traded              178,223      116,062




COVERAGE RATIOS:

     Interest Coverage (incl. AFUDC)
          Pretax                                 2.9          3.1
          After tax                              2.3          2.4
     Interest Coverage (excl. AFUDC)
          Pretax                                 2.9          3.1
          After tax                              2.3          2.3
     Interest and Preferred
          Dividend Coverage (incl. AFUDC)        2.0          2.1

                         First          Second    Third          Exp. Fourth
                         Quarter   Quarter   Quarter   Quarter
1996 DIVIDEND INFORMATION

     Declaration Date         01/24/96  05/07/96  07/18/96  11/12/96
     NYSE Ex-Dividend Date    02/28/96  05/29/96  08/28/96  11/28/96
     Record Date              03/04/96  06/04/96  09/04/96  12/03/96
     Payment Date        04/01/96  07/01/96  10/01/96  01/02/97
     Common Dividend
       Declared Per Share     $0.515    $0.515    $0.515

WESTERN RESOURCES
[LOGO]
Western Resources (NYSE:WR) is a full-service, diversified energy company with total assets of more than $6 billion. Its utilities, KPL and KGE, operating in Kansas and Oklahoma, provide natural gas service to approximately 650,000 customers and electric service to approximately 600,000 customers. Through its unregulated subsidiaries, Westar Energy, Westar Security, Westar Capital, and The Wing Group, a full range of energy and energy-related products and services are developed and marketed in the continental U.S., and offshore.

For more information about Western Resources and its operating companies, visit us on the Internet at http://www.wstnres.com.

SIDE MARGIN FILLER:
Company Listed on the CBOE

     On October 1, the Chicago Board Options Exchange (CBOE) began trading options on Western Resources stock. The CBOE is the largest options exchange in the United States. It lists more than 680 domestic and foreign stocks, including just 13 utilities.

     Stocks are selected by the CBOE for trading based on the recommendation of one or more of the CBOE's research analysts. Selection criteria center on three main requirements: good trading volume of the stock, a minimum trading price of $7.50, and minimum of seven million shares held publicly by at least 2,000 shareholders.

PAGE 1:
Cooler Than Normal Weather Affects Earnings

     Third quarter 1996 earnings per share at $0.87 were $0.23 below the same quarter last year. Earnings per share, year-to-date, are running slightly behind last year, at $1.93 versus $2.02.
     Weather, always an important factor in energy sales, was unseasonably cool during this year's traditional air conditioning period. Cooling degree days, a measure of air conditioning demand, were 23 percent off last year's third quarter totals and 17 percent lower than normal. Sales decreased in all electric retail classes, declining overall six percent.
     Wholesale electricity sales, however, continued to show substantial advances compared to last year. For the third quarter, wholesale electric volumes are up 42 percent from last year's totals and up 40 percent year to date from volumes recorded in 1995.
     The decrease in electric sales and revenues was offset to some extent by a two percent increase in natural gas volumes and a 25 percent increase in natural gas revenues for the three months ended in September, as compared to 1995. The increase in natural gas revenues is primarily the result of sales under the as-available category.
      Operating revenues were $490,172,000 for the quarter versus
$470,289,000 in third quarter 1995, a four percent increase. Operating expenses rose seven percent from a year ago to $396,585,000, compared to $370,808,000. Increases in operating expenses occurred to cover amortization of the adjustment of our company's 1992 acquisition of KGE in the amount of $5 million. Increases in other operations expenses were attributable to increased activity and expansion in our subsidiaries.


Exchange Offer for KCPL Moves Forward

     Encouraged by the momentum we gained when the Kansas City Power & Light Company (KCPL) shareowners clearly defeated a merger with UtiliCorp United, our company is moving ahead with our exchange offer.
     On September 16, The Corporation Trust Company, the independent, third-party company hired by KCPL to count votes cast by KCPL shareowners at a special meeting on August 16, reported that only 38 percent of KCPL common shares voted for the UtiliCorp/KCPL proposal. A two-thirds vote in favor of the UtiliCorp proposal was needed to approve that merger. Consequently, KCPL terminated its merger agreement with UtiliCorp on September 18.
     We believe the vote result sends a strong message from KCPL shareowners to KCPL's senior management and board of directors that our offer -- the only offer on the table -- should receive true consideration. A recent telephone poll, conducted by Fleishman-Hillard Opinion Research, reinforces our belief. A clear majority -- 68 percent -- of KCPL shareowners surveyed say it is time for KCPL executive management and its board to listen to our merger offer.
     We continue our exchange offer, but there are benefits for everyone if this matter can be concluded promptly and we welcome a chance to talk directly with the KCPL board.
     The expiration date of our offer was extended from September 20 to October 25, 1996. We may extend the expiration date for the exchange offer.
     KCPL shareowners who tender their KCPL shares for $31 worth of Western Resources common shares will continue to have KCPL voting rights and be paid the KCPL dividend until the exchange is completed. The $31 per share stock exchange price per KCPL share (payable in Western Resources common stock) assumes that Western Resources' average share price is between $28.18 and $33.23 at the time the merger closes.

SIDE MARGIN FILLER:
BAR GRAPH
COOLING DEGREE DAYS
1995 - 1,390
1996 - 1,068
NORMAL 20-YEAR AVG. - 1,284
CAPTION: The company's service territory experienced a 23% decrease in the number of cooling degree days during the third quarter of 1996, as compared to the same quarter in 1995. Cooling degree days were also 17% lower than normal.


The Wing Group Teams with Westcoast Power

     The Wing Group, the company's power project development arm, signed a joint venture with Westcoast Power, Inc. The venture is designed to assist about 20 communities in upstate New York to purchase, or develop alternative sources of electricity, at reduced prices.
     Westcoast Power is a unit of Westcoast Energy, Inc., a natural gas company that develops, builds and operates power and cogeneration facilities.


PAGE 2:
     Many KCPL shareowners have told us they want KCPL well positioned to be able to compete in the changing energy environment. We continue to believe that the combination we offer provides the enhanced value and vision that will accomplish that positioning while adding to Western Resources' shareowner value.


Rapid Expansion of Security Business Continues

     In addition to pursuing strategic, regulated acquisitions like KCPL, we are increasing our company's involvement in the energy-related products and services markets.
     In the third quarter, our fast-growing subsidiary, Westar Security, added more customers through the acquisitions of Safeguard Alarms, Inc. and Computerized Monitoring Services (CMS).
     As one of the nation's fastest growing security companies, Westar Security has completed five security operation acquisitions in less than one year. The recent acquisitions place Westar Security as the 10th largest security services company, by customer count, in the nation.
     Westar Security now provides security services to more than 105,000 customers and has offices in Topeka, Kansas City, Wichita, Omaha, Atlanta and Orlando.
     Safeguard has been a family-owned and operated company in Kansas City for more than 30 years and has a strong reputation for customer service in Kansas City. Safeguard expands our presence in the Kansas City market and is the second acquisition of a security service business in that area in the past three months. We are now the second largest monitored security provider in Kansas City.
     Westar Security also extended its presence in the southeast United
States when it acquired CMS, of Orlando, Florida, in July. CMS is the preeminent provider of monitoring of security systems for customers in Florida, Georgia, Tennessee, Louisiana, North Carolina and South Carolina.
     We believe the monitored security business is an area that promises double-digit growth and offers a myriad of opportunities for us to grow our customer base, establish excellent service relationships and provide energy-related products to a new group of customers, all in anticipation of energy deregulation.


Company Adds to ADT Investment

     Earlier this year, we completed the acquisition of a 23 percent stake in ADT Limited. In the third quarter, we added to our holdings to increase our interest to about 24 percent of the outstanding shares of ADT.
     ADT is the largest provider of electronic security systems and services for homes and businesses. With more than 1.5 million customers, ADT is bigger than its top three competitors combined.
      An affiliation with ADT could strengthen our ability to market energy and energy-related products and services under an established, recognized national brand name.
     For Western Resources, ADT is a long-term investment in a rapidly growing, highly fragmented industry. Our investment in ADT has been adding value: our 34 million share interest cost $504 million, but today is valued at $650 million.

SIDE MARGIN FILLER:
WESTAR SECURITY
Map of the United States which discloses the states in which Westar Security conducts operations.
CAPTION: Westar Security is now the 10th largest security company in the United States, with customers in 11 states.


Freedom Energy Gets Support from Westar

     Westar Energy, a subsidiary of Western Resources, has acquired an interest in marketer-aggregator Freedom Energy to compete for retail electricity business in New Hampshire.
     Freedom is asking the New Hampshire Public Utilities Commission to let it immediately compete for retail customers. The financial agreement furnishes Westar access the New England market. New Hampshire and bordering states have plans to implement full retail choice between 1998 and 2000.
     Under the agreement, Westar will issue debt to Freedom and be compensated by receiving a preferred return up to a specified level. Above that level, returns would be allocated between Westar and Freedom.


PAGE 3:
Westar Gas Marketing's Reach Broadens

     Westar Gas Marketing, another growth subsidiary, expanded customer contact by opening offices in Omaha, Columbus, and Tulsa during the third quarter. These new marketing outlets are in addition to branch offices opened earlier this year in Wichita, Kansas City and St. Louis. Westar Gas Marketing is headquartered in Topeka.
     Westar Gas Marketing is a full service natural gas marketing company offering the services of natural gas marketing and sales, purchasing and supply, transportation management, gathering, liquids processing, and liquids marketing. The subsidiary emphasizes sales of natural gas directly to end-users and small to mid-size local distribution companies (LDCs) and municipalities.
     About 500 residential natural gas customers were added recently as a result of winning eight percent of the customers involved in the Wyoming Retail Option pilot program. This program allowed consumers in 10 towns in southeast Wyoming to choose, through a referendum, their natural gas supplier.
     Westar Gas Marketing also has exhibited steady growth since its inception in 1988. Revenues total $151 million year to date in 1996, as compared to $146 million for all of 1995.


Company Enters Markets in China and Turkey

     Through The Wing Group, the company announced last quarter expansion into international power markets in China and Turkey.
     In September, we announced plans to partner with China Power International Holdings. Ltd., in seven coal-fired power development projects with generating capacities totaling more than 2,000 megawatts. These projects will be characterized by low-cost power production and are located in the Central provinces of China. The agreement initially involves an investment of $50 million, but may eventually entail the investment of $500 million and gives us interest in seven power plants and the option to expand the capacity of other existing plants in the People's Republic of China.
     In another significant project, The Wing Group also plans to construct a 478 megawatt combined-cycle power project in Marmara, Turkey.
     This project should close in the fourth quarter. Other partners include Enron Corporation, Midlands Electricity of the United Kingdom and GAMA Industries of Turkey.
     Much of the growth in generating facilities and energy consumption during the next 20 years will take place outside the U.S. Most of that growth will occur in developing nations, like China. China's electricity demand more than quadrupled between 1971 and 1990, and is expected to double again by 2010.
     Establishing these international relationships gives the company a prime opportunity to become a leader in meeting the world's energy needs. Our international investment strategy is governed by three drivers: finding local partners, seeking the majority of capital from third parties, and positioning our involvement in infrastructure construction with a view to the eventual privatization of distribution channels. Our growing presence in the international market serves well our strategies to broaden our competitive energy operations, grow the company worldwide, and maximize shareowner value.
     The Wing Group, the premier developer of large international power generation projects, was acquired by Western Resources earlier this year. Included in the acquisition are options to obtain the rights to operating income from individual projects for 20 years following their development.

SIDE MARGIN FILLER:
China Power Photo
CAPTION: In September, Western Resources sealed plans to partner with China Power International Holdings, Ltd., in several power development projects to be located in the Central provinces of China.

PAGES 4 - 7 CONTAIN THIRD QUARTER FORM 10-Q FINANCIAL STATEMENTS WHICH WERE FILED WITH THE SEC ON OCTOBER 25, 1996.
PAGE 8:

FINANCIAL AND OPERATING STATISTICS                                  WESTERN RESOURCES, INC.
THIRD QUARTER
(unaudited)
                              Three Months Ended                    Twelve Months Ended
                                 September 30,                         September 30,
                                1996        1995    %Change         1996        1995   %Change

REVENUE FROM ELECTRIC SALES (000's):
    Residential              $ 133,519  $  149,212   (10.5)      $ 400,530  $  393,702   1.7
    Commercial                 104,681     109,019    (4.0)        348,394     340,270   2.4
    Industrial                  68,083      72,763    (6.4)        264,372     267,816  (1.3)
    Other                        8,611       9,577   (10.1)         33,741      36,208  (6.8)
Total Retail Electric Sales    314,894     340,571    (7.5)      1,047,037   1,037,996   0.9
    Wholesale                   40,565      30,582    32.6         130,612     101,892  28.2
Total                         $355,459    $371,153    (4.2)     $1,177,649  $1,139,888   3.3

KWH SALES (000's):
    Residential              1,643,651   1,832,565   (10.3)      5,200,188   5,048,085   3.0
    Commercial               1,647,941   1,709,715    (3.6)      5,595,739   5,456,776   2.5
    Industrial               1,465,323   1,519,694    (3.6)      5,653,440   5,567,478   1.5
    Other                       26,200      27,040    (3.1)        105,091     108,503  (3.1)
Total Retail Electric Sales  4,783,115   5,089,014    (6.0)     16,554,458  16,180,842   2.3
    Wholesale                1,593,508   1,123,051    41.9       5,205,923   3,842,761  35.5
Total                        6,376,623   6,212,065     2.6      21,760,381  20,023,603   8.7

SYSTEM NET LOAD
    MW                                                               4,009       3,979
    Date                                                          07/19/96    08/28/95

FUEL-MIX TO TOTAL
    Coal                                                                76 %        76 %
    Nuclear                                                             20          19
    Oil                                                                  -           -
    Natural Gas                                                          4           5
                                                                       100 %       100 %

REVENUE FROM NATURAL GAS SALES ($000's):
    Residential                $31,575     $26,392    19.6        $328,415    $253,351  29.6
    Commercial                  11,967      14,248   (16.0)        109,121      91,555  19.2
    Industrial                     465         771   (39.7)          2,980       3,038  (1.9)
    Sales for resale and other  17,095       6,666     *            43,602      24,066   *
Total Gas Service Sales         61,102      48,077    27.1         484,118     372,010  30.1
    Transportation               4,771       4,630     3.0          22,113      22,114   0.0
Total                          $65,873     $52,707    25.0        $506,231    $394,124  28.4

MCF SALES (000's):
    Residential                  3,957       3,888     1.8          60,325      54,179  11.3
    Commercial                   1,632       3,160   (48.4)         21,112      21,776  (3.0)
    Industrial                      76         113   (32.7)            480         567 (15.3)
    Sales for resale and other   8,124       4,228    92.1          19,381      12,675  52.9
Total Gas Service Sales         13,789      11,389    21.1         101,298      89,197  13.6
    Transportation              11,016      13,050   (15.6)         45,490      50,596 (10.1)
Total                           24,805      24,439     1.5         146,788     139,793   5.0

BACK INSIDE COVER PAGE:

This quarterly financial update is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.


BACK COVER PAGE:

WESTERN RESOURCES, INC.
818 Kansas Avenue
P.O. Box 889
Topeka, Kansas 66601-0889

Please direct inquiries to:
Richard D. Kready
Director, Investor Relations

Home Page: hhtp://www.wstnres.com
E Mail: investrel@wstnres.com
Phone 913-575-8226
FAX 913-575-8160

This material is not intended to induce or for use in connection with any sale, offer to sell, or solicitation of an offer to buy any securities of the company.

WESTERN RESOURCES
[LOGO]

<page3>